SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated August 2, 2013 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: August 2, 2013

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	August 2, 2013

Re: Tata Motors Report for July 2013

Mumbai, August 2, 2013: Enclosed herewith is the information on production, sales and exports of the Company, released to the Society of Indian Automobile Manufactures (SIAM) which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for JULY’2013

Category	Vehicle Model	Production		Domestic Sales		Exports
		JULY 2012	JULY 2013	JULY 2012	JULY 2013	JULY 2012	JULY 2013
Micro	NANO	5003	2303	5485	2052	0	55
Compact	INDICA,INDICA VISTA, INDIGO CS	8744	7460	14895	6274	462	536
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	717	324	773	220	113	33
UV1	SUMO	1528	989	3802	1041	56	62
UV2	SAFARI, SUMO GRANDE	861	656	956	601	15	9
UV3	ARIA, XENON	282	73	70	29	17	3
V1	VENTURE	201	617	259	607	0	0
V2	ACE MAGIC, MAGIC IRIS	5717	7299	6490	7230	41	8
N1- A1	ACE, ACE EX, ACE Zip	16118	11230	15896	11659	1677	1239
N1- A2	Super ACE, TATA207, XENON, Winger DV	3320	4337	2564	4180	822	639
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	533	205	374	180	0	7
M2- A2	Winger 14 seats, SFC407, CityRide	517	369	604	392	14	26
N2- A1	SFC407, LPT407	1449	1040	1830	1453	128	45
N2- A2	SFC709, LPT709	1080	1004	438	354	583	290
N2- A3	LPT9109	870	679	494	299	241	129
N2- A4	LPT1109	277	419	1628	1543	52	49
M3- A2	LP709, SFC410, LP410	1627	1233	1405	1161	76	58
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	623	649	701	717	7	29
M3- C2	LPO1512, LPO1612, Starbus, Divo	1080	862	1070	650	57	103
N3- A1	LPT1613, LPK1616, SK1613	3469	3555	2409	1853	318	681
N3- B1(a)	LPT2518, LPK2518	3022	2419	2751	2208	158	204
N3- B1(b)	LPT3118	2624	2241	2452	1891	2	38
N3- B2(b)	LPS3518. LPS3015, LPS3516	399	100	392	173	0	0
N3- B2(d)	LPS4018, LPS4023	750	440	841	390	17	27
N3- B2(e)	LPS4928	128	43	48	34	3	7
TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	146	199	183	257	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors is India’s largest automobile company, with consolidated revenues of Rs. 1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, Spain, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 7.5 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. It is also the world’s fourth largest truck and bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America, CIS and Russia.

(www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.